UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13A-16 OR 15D-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For the month of June 2014

Commission File Number:  001-36277

North Atlantic Drilling Ltd.
(Translation of registrant's name into English)

Par-la-Ville Place, 4th Floor, 14 Par-la-Ville Road, Hamilton, HM 08, Bermuda
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]     Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 1 is a copy of the press release, dated May 28, 2014, of North Atlantic Drilling Ltd. (the "Company"), announcing the Company's financial results for the three months ended March 31, 2014.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NORTH ATLANTIC DRILLING LTD. (registrant)

Dated: June 6, 2014	By:	/s/ Georgina Sousa
Name: Georgina Sousa
Title: Secretary

EXHIBIT 1

North Atlantic Drilling Ltd. (NADL) – First quarter 2014 results

Highlights from the first quarter
•	North Atlantic Drilling generates first quarter 2014 EBITDA*) of US$119.3 million
•	North Atlantic Drilling reports first quarter 2014 net income of US$20.2 million and earnings per share of US$0.08.
•	North Atlantic Drilling resolves to increase the regular quarterly cash dividend by US$0.01 to US$0.24 per share
•	North Atlantic Drilling raises US$600 million by issuing senior unsecured notes, due 2019, in a private offering in the United States
•	North Atlantic Drilling completes its initial public offering by issuing US$125 million in new shares at US$9.25 per share and commences trading on the New York Stock Exchange

Subsequent events
•	West Linus commences drilling contract with ConocoPhilips on May 25, 2014
•	North Atlantic Drilling and Seadrill announce extensive Investment and Co-operation Agreement with Rosneft to partner in the Russian markets

*) EBITDA is defined as earnings before interest, depreciation and amortization equal to operating profit plus depreciation and amortization.

Condensed consolidated income statements

First quarter 2014 results
Consolidated revenues for the first quarter of 2014 were US$273.7 million as compared to US$310.4 million for the fourth quarter of 2013.

Operating profit for the first quarter was US$71.2 million, a decrease of US$18.0 million compared to the fourth quarter operating profit of US$89.2 million.

Net financial items for the first quarter of 2014 amounted to a loss of US$48.5 million. The loss included US$22.5 million in settlement premium for the prepayment of the US$500 million bond and US$23.4 million in interest expenses, compared to a loss in the fourth quarter 2014 of US$29.5 million that included interest expenses of US$23.7 million.

Income taxes for the first quarter were US$2.5 million.

Net income for the first quarter was US$20.2 million, and basic earnings per share was US$0.08.

The Company reports operating revenues of US$273.7 million, operating income of US$71.2 million and net income of US$20.2 million for the three months ended March 31, 2014. This compares to operating revenues of US$317.8 million, operating income of US$91.6 million and net income of US$54.7 million for the three months ended March 31, 2013.

Balance sheet as of March 31, 2014
As of March 31, 2014, total assets were US$4,113 million, up from US$3,699 million as of December 31, 2013.

Total non-current assets increased from US$3,316 million to US$3,712 million over the three months period. The increase is mainly due to the delivery of West Linus from the shipyard.

Total current liabilities increased from US$431 million to US$512 million over the course of the three months period ending March 31, 2014. The increase is largely due to drawdown on the US$475 million West Linus facility and an increase in related party liabilities. For further information please see Note 12 and Note 18 to our consolidated financial statements.

Long-term interest bearing debt, included related party debt, increased from US$2,281 million to US$2,546 million. Net interest bearing debt was US$2,638 million as of March 31, 2014, compared to US$2,364 million as of December 31, 2013. During the first quarter, the Company issued a US$600 million in unsecured notes. The net proceeds of this offering were used to prepay the $500 million bond held by Seadrill. Additionally, SFL Linus Ltd drew down the full amount on the $475 million secured term loan and revolving credit facility in connection with the West Linus delivery. Subsequently, US$40 million on the revolving portion of this facility was repaid through a short-term loan from Ship Finance International. SFL Linus Ltd repaid US$70 million of the US$195 million parent loan in the first quarter, leaving US$125 million outstanding as of March 31 2014. Lastly, we repaid, US$162 million of the US$2 billion credit facility and US$5 million of the revolving credit facility with Seadrill.

Total equity increased from US$858 million as of December 31, 2013 to US$937 million as of March 31, 2014. The increase is primarily related to the completion of the initial public offering on the NYSE which contributed US$114 million and contributions from net income of US$20.2 million, offset by dividend payments of US$55 million.

Cash flow
As of March 31, 2014, cash and cash equivalents amounted to US$114 million.

For the three month period ending March 31, 2014, net cash from operating activities was US$32 million and net cash used in investing activities was US$390 million, primarily related to capital expenditures on newbuilds and existing drilling units. Net cash contributed from financing activities was US$386 million, primarily as a result of refinancing activities of US$327 million, net contribution from the initial public offering of US$114 million, offset by dividend payments of US$55 million.

Outstanding shares
On January 28, 2014, the Company announced the pricing of its initial public offering on the NYSE of 13,513,514 new shares at US$9.25 per share. As of March 31, 2014, the total number of common shares outstanding was 243,516,514. The Company held 2,373,863 treasury shares reducing the adjusted number of shares outstanding to 241,142,651 as of the end of the first quarter 2014.

Operations
During the first quarter North Atlantic had six offshore drilling rigs in operation offshore Norway and one rig operating in the UK sector of the North Sea. The average economic utilization rate for the first quarter was 90 percent, in-line with prior guidance. The utilization was negatively impacted by the planned yardstay including upgrades for the West Alpha, and downtime related to critical equipment failures on the West Alpha and West Phoenix. These equipment failures was mainly caused by extreme weather conditions in the winter season.

Revenue backlog
As of March 31, 2014, the Company's revenue backlog was US$2.4bn, with an average remaining contract length of 26 months excluding clients' options for extensions.

Table 1.0 Contract status offshore drilling units

Unit	Current client	Area of location	Contract start	Contract expiry

Semi-submersible rigs
West Alpha	ExxonMobil	Norway/Russia	Sep 2012	Jul 2016
West Phoenix	Total	UK	Jan 2012	Oct 2015
West Venture	Statoil	Norway	Aug 2010	Jul 2015
West Hercules(*)	Statoil	Norway	Jan 2013	Jan 2017
West Rigel(**)	Available	Singapore	Delivery 2Q 2015

Drillships
West Navigator	Shell	Norway	Jan 2009	Sep 2014
	Centrica	Norway	Oct 2014	Dec 2014

HE Jack –ups
West Elara	Statoil	Norway	March 2012	March 2017
West Epsilon	Statoil	Norway	Dec 2010	Dec 2016
West Linus (**)	ConocoPhillips	Norway	May 2014	May 2019

*	West Hercules is controlled by Seadrill and operated and managed by North Atlantic Drilling under the drilling contract with Statoil
**	Newbuild under construction or in mobilization to its first drilling assignment

Newbuilding program
Delivery of the harsh environment jack-up rig, the West Linus, took place on February 18, 2014 from Jurong Shipyard in Singapore. After delivery the rig was mobilized on a heavy-lift vessel to Norway and arrived on May 3, 2014. Towing to the Ekofisk field began immediately after completion of relevant inspections by the Norwegian PSA and the contract with ConocoPhilips commenced on May 25, 2014.

Construction of the harsh environment semi-submersible drilling rig the West Rigel is proceeding according to plan. Delivery of the rig from Jurong Shipyard in Singapore is scheduled for the second quarter of 2015. The remaining yard installment is US$454 million.

Financing
In January 2014, the Company issued US$600 million of senior notes due in 2019 in a private offering in the United States. The notes priced at 6.25% p.a. and net proceeds were used to prepay existing indebtedness under the US$500 million 7.75% p.a. bonds held by Seadrill, transaction expenses, and general corporate purposes.

The initial public offering on the NYSE closed on February 3, 2014, and the exchange offer to shareholders owning shares on the Norwegian OTC expired on February 27, 2014. In total 53,068,404 shares, representing approximately 92% of the Norwegian shares eligible for the exchange offer, were validly tendered for exchange and have subsequently been transferred and listed on the NYSE.

Completion of the initial public offering and debt financings has increased the financial flexibility of the Company. As a result, the Company does not need additional funding to meet its existing commitments until the delivery of West Rigel scheduled for the second quarter of 2015.

Corporate strategy and dividend
On May 26, 2014, the Company and Seadrill Limited announced that an Investment and Co-operation Agreement had been executed with Rosneft in order to pursue growth opportunities offshore and onshore in the Russian market through at least 2022. As part of the proposed agreement, the Company will enter the onshore drilling market in Russia and enter into contracts for multiple offshore assets. In addition, Rosneft will be acquiring a significant equity stake in North Atlantic Drilling. Additionally, a number of long-term contracts for the Company's near-term available rigs are to be signed as well as a commitment to future contracts and newbuild projects.

Seadrill will remain the largest shareholder in the Company after the initial transaction. The agreement envisions initial employment of up to 9 offshore rigs to Rosneft with a total commitment of 35 rig years. Closing of the transaction is expected during the second half of 2014, subject to customary due diligence, negotiation of detailed transaction terms, and respective Board approvals.

North Atlantic Drilling's strategy has always been focused on being the premier driller in Arctic environments. This strategy has given us competence and a unique position to penetrate the Russian market. The creative thinking of the Company's management team identified a new sphere of demand many years ago and spent a considerable amount of time and effort attempting to capitalize on this tremendous opportunity. The new demand expected to materialize in Russia has tightened the market for Arctic rigs virtually overnight and has increased the distance that North Atlantic has over its competition. We look forward to sharing this value creation with shareholders and using this foothold in the most exciting region in the world to fuel the Company's growth for years to come.

The Board is excited to have reached this milestone in the Company's history.  The Company is of the opinion that Rosneft is the best possible partner to accommodate this strategy. The working relationship with the Rosneft and Rosneft management is very good and the parties see significant joint value in working together. Finalization of the agreements will be on top of the agenda for the next months, and the Board is confident that these transactions will be a game changer for the harsh environment drilling market.

The Board has in view of the commencement of the West Linus decided to increase the regular quarterly cash dividend by US$0.01 to US$0.24 per share. Further increases to the dividend level can be expected as the Company continues to grow and when new backlog is added. The ex. dividend date will be June 10 2014, record date will be June 12, 2014 and payment date will be on or about June 19, 2014.

Market outlook
The market in the North Sea is currently influenced by Statoil's decision to curb capital expenditures in order to improve free cash flows. Consequently there could be up to seven floaters in Norway available for contracts during 2015.  The result of this lower activity level is that several rigs are leaving the region for more attractive opportunities in other regions.  Additionally, we see significant demand coming from smaller and independent operators both in Norway and in the UK improving the supply demand balance. Fundamentally however, when factoring in the drilling volume required to restart the projects currently on hold, the Company remains comfortable that both the existing rigs in Norway as well as the newbuilds expected to arrive in the region over the next two years will be necessary in order to deliver the required development  drilling capacity.

We do not have any available rigs in 2014. For 2015, 76 percent of our fleet is covered by firm contracts, and for 2016 the contract coverage is 51 percent. These numbers do not include coverage under the new Rosneft agreement. When this agreement becomes effective the Company will have very limited open drilling capacity in the next years.

Further, over the last quarter we have again seen that classification projects for some of the older rigs in Norway experienced significant cost overruns and delays. This may lead to additional uncertainty among drilling companies whether it is economically viable to continue to maintain and upgrade the oldest rigs for continued operations in Norway or in the UK. Additionally, there are several newer rigs in Norway currently committed to contracts outside the Norwegian Continental Shelf over the next one to two years. The consequence of these two factors, in combination with the development and exploration projects currently on hold, may be a significant uplift in the market over the next few years once the exploration and development programs are restarted.

The Board is excited about the development of the market in Russia and the likely impact this will have on global demand for harsh environment drilling units. Arctic regions are estimated to contain approximately 13% of the world's undiscovered oil and approximately 30% of undiscovered gas. Additionally, E&P spending in the region has grown at 11% annually over the last decade and expected to increase by 8% annually through 2018. Coupled with an aging fleet and few assets suitable to operate in the harsh environment, the fundamentals are solid. The Arctic is expected to be one of the highest growth regions globally in the years to come.

The rigs  that can currently satisfy this new demand is inherently within the existing harsh environment fleet. Consequently, the Board is confident that the development in Russia will be a game changer that creates significant incremental demand for the existing rig capacity and has a material impact on the Norwegian and UK markets.

The Company remains focused on the West Alpha project for the Kara Sea this summer. It is likely to be the most significant high impact well in our industry this year. A material discovery in this area will radically change the demand situation for Artic units  and place the Company in a unique position for further contracts in this region.

Near term prospects
Based on the Company's current contract coverage for 2014 and 2015, the Board is confident about North Atlantic Drilling's position in the market for harsh environment drilling for the next two years. The Board is also pleased to see the positive reaction in North Atlantic Drilling's share price from the announcement of the partnership agreement with Rosneft, and remains committed to creating further value for all shareholders of the Company.

With West Linus having commenced its contract on May 25, 2014, the Board expects a significant increase in earnings with full effect from the third quarter this year. Further growth is expected as additional units will enter the market and the Rosneft agreement materialize.

The Board is pleased with the operations to date in the second quarter.  The Company has so far in the second quarter experienced technical uptime of 98% including the West Alpha that has undergone classification and upgrade work. Based on this solid performance and West Linus commencing its long-term contract, the Board expects the second quarter EBITDA to increase  with more than  20 percent compared to the first quarter. The Board remains very confident about the Company's position and the opportunities ahead and we are particularly excited about the relationship established with Rosneft and the prospects for Kara Sea drilling commencing in August.

Forward Looking Statements
This report contains forward-looking statements. These statements are based on various assumptions, many of which are based, in turn, upon further assumptions, including North Atlantic Drilling management's examination of historical operating trends.

Including among others, factors that, in North Atlantic Drilling 's view, could cause actual results to differ materially from the forward looking statements contained in this report are the following: (i) the competitive nature of the offshore drilling industry; (ii) oil and gas prices; (iii) technological developments; (iv) government regulations; (v) changes in economical conditions or political events; (vi) inability of North Atlantic Drilling  to obtain financing for the newbuilds or existing assets on favorable terms or at all; (vii) changes of the spending plan of our customers; (viii) changes in North Atlantic Drilling 's operating expenses including crew wages; (ix) insurance; (x) dry-docking; (xi) repairs and maintenance; (xii) failure of shipyards to comply with delivery schedules on a timely basis; (xii) and other important factors mentioned from time to time in our reports.

May 28, 2014
The Board of Directors
North Atlantic Drilling Ltd.
Hamilton, Bermuda

Questions should be directed to North Atlantic Management AS represented by:

Ragnvald Kavli: Chief Financial Officer
Tore Byberg: VP Commercial Finance

North Atlantic Drilling Ltd

Unaudited Consolidated Statements of Operations
(In millions of US$)

	Three months period ended March 31,
	2014	2013
Operating revenues
Contract revenues	226.1	271.8
Reimbursable revenues	31.7	46.0
Related party revenues	15.9	—
Total operating revenues	273.7	317.8

Operating expenses
Vessel and rig operating expenses	107.2	125.2
Reimbursable expenses	29.1	42.1
Depreciation and amortization	48.1	43.5
General and administrative expenses	18.1	15.4
Total operating expenses	202.5	226.2

Net operating income	71.2	91.6

Financial items
Interest expense	(23.4)	(19.2)
Income / loss from derivative financial instruments	5.3	(5.7)
Foreign exchange loss	(6.5)	(3.7)
Other financial items	(23.9)	(0.9)
Total financial items	(48.5)	(29.5)

Income before income taxes	22.7	62.1
Income taxes	(2.5)	(7.4)
Net income	20.2	54.7

Net income attributable to shareholders	19.9	54.7
Net income attributable to non-controlling interests	0.3	—

Basic earnings per share (US$)	0.08	0.24
Diluted earnings per share (US$)	0.08	0.24
Declared dividend per share (US$)	0.240	0.225
See accompanying notes that are an integral part of these Consolidated Financial Statements.

North Atlantic Drilling Ltd

Unaudited Consolidated Statements of Comprehensive Income / (Loss)
(In millions of US$)

	Three months period ended March 31,
	2014	2013

Net income	20.2	54.7

Other comprehensive income, net of tax:
Change in actuarial gain relating to pension	—	1.4
Change in unrealized loss on interest rate swaps in VIE	(0.1)	—
Other comprehensive income/(loss), net of tax	(0.1)	1.4

Total comprehensive income for the period	20.1	56.1

Comprehensive income attributable to non-controlling interests	0.2	—
Comprehensive income attributable to the shareholders	19.9	56.1

Note: All items of other comprehensive income / (loss) are stated net of tax.

See accompanying notes that are an integral part of these Consolidated Financial Statements.

North Atlantic Drilling Ltd

Unaudited Consolidated Balance Sheets
(In millions of US$)

ASSETS	March 31, 2014	December 31, 2013
Current assets
Cash and cash equivalents	114.0	84.1
Restricted cash	8.9	25.3
Accounts receivables, net	198.3	221.7
Related party receivables	30.5	5.8
Deferred tax assets	4.6	2.9
Other current assets	44.9	43.6
Total current assets	401.2	383.4

Non-current assets
Goodwill	480.6	480.6
Deferred tax assets	17.0	16.4
Newbuildings	715.0	312.9
Drilling units	2,366.7	2,377.8
Other non-current assets	132.9	128.2
Total non-current assets	3,712.2	3,315.9
Total assets	4,113.4	3,699.3

LIABILITIES AND EQUITY
Current liabilities
Current portion of long-term debt	206.2	166.7
Related party liabilities	49.8	13.0
Trade accounts payable	28.6	10.4
Tax payable	10.9	17.9
Other current liabilities	216.5	223.4
Total current liabilities	512.0	431.4

Non-current liabilities
Long-term interest bearing debt	2,256.2	1,581.2
Related party liabilities	289.7	700.0
Deferred taxes	44.5	35.7
Pension liabilities	41.5	57.6
Other non-current liabilities	33.0	35.9
Total non-current liabilities	2,664.9	2,410.4

Equity
Common shares of par value US$5 per share:
241,142,651 shares outstanding at March 31, 2014 and 227,629,137 at December 31, 2013	1,205.7	1,138.1
Additional paid-in capital	48.0	1.3
Contributed surplus	834.3	834.3
Contributed deficit	(1,188.4)	(1,188.4)
Accumulated other comprehensive loss	(39.4)	(39.4)
Non-controlling interest	(2.1)	(2.3)
Accumulated earnings	78.4	113.9
Total equity	936.5	857.5
Total liabilities and equity	4,113.4	3,699.3
See accompanying notes that are an integral part of these Consolidated Financial Statements.

North Atlantic Drilling Ltd

Unaudited Consolidated Statement of Cash Flows
(In millions of US$)

	Three months period ended March 31,
	2014	2013
Cash flow from operating activities
Net income	20.2	54.7
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	48.1	43.5
Amortization of deferred loan charges	1.9	1.3
Amortization of mobilization revenue	(3.1)	(2.9)
Amortization of deferred revenue	(1.7)	(2.5)
Amortization of tax assets	2.3	2.3
Unrealized (gain) / loss related to financial derivatives	(12.8)	0.3
Unrealized foreign exchange gain on long-term interest bearing debt	6.0	—
Payments for long-term maintenance	(32.2)	(23.0)
Deferred income tax expense	5.6	20.6
Change in operating assets and liabilities:
Trade accounts receivables	23.4	(12.7)
Trade accounts payables	18.2	15.3
Change in short-term related party receivables and liabilities	(27.9)	32.9
Tax payable	(7.0)	(23.0)
Other receivables and other assets	1.6	(5.2)
Other liabilities	(10.3)	(21.5)
Proceeds from mobilization fees	—	52.5
Net cash provided by operations	32.3	132.6

See accompanying notes that are an integral part of these Consolidated Financial Statements.

North Atlantic Drilling Ltd

Unaudited Consolidated Statement of Cash Flows
(In millions of US$)

	Three months period ended March 31,
	2014	2013
Cash flow from investing activities
Additions to newbuildings	(402.1)	(6.7)
Additions to rigs and equipment	(4.7)	(6.8)
Additions to other fixed assets	—	(0.3)
Changes in restricted cash	16.4	4.6
Net cash used in investing activities	(390.4)	(9.2)

Cash flow from financing activities
Installment paid on long-term interest bearing term debt	(281.8)	(41.7)
Proceeds from long-term interest bearing term debt	1,025.0	—
Installment paid on shareholder loan	(505.0)	(125.0)
Proceeds from shareholder loan	130.0	140.0
Proceeds from related party loan	40.0	—
Repayment of related party loans	(70.0)	(21.6)
Debt fees paid	(10.8)	—
Proceeds from issuance of equity, net of issuance cost	114.3	—
Dividend paid	(55.4)	(50.9)
Net cash used in financing activities	386.3	(99.2)

Effect of exchange rate changes on cash and cash equivalents	1.7	(2.2)

Net increase in cash and cash equivalents	29.9	22.0
Cash and cash equivalents at the beginning of the period	84.1	98.4
Cash and cash equivalents at the end of the period	114.0	120.4

Supplementary disclosure of cash flow information
Interest paid	28.0	2.2
Taxes paid	1.0	1.0

See accompanying notes that are an integral part of these Consolidated Financial Statements.

North Atlantic Drilling Ltd

Unaudited Consolidated Statement of Changes in Equity
(In millions of US$)

	Share capital	Additional paid-in capital	Contributed surplus	Accumulated earnings	Accumulated OCI	NCI	Contributed deficit	Total equity
Balance at December 31, 2012	1,138.1	0.8	834.3	83.8	(32.8)	—	(1,186.1)	838.1
Changes in actuarial gain/losses related to pension	—	—	—	—	1.4	—	—	1.4
Dividend paid	—	—	—	(50.9)	—	—	—	(50.9)
Net income	—	—	—	54.7	—	—	—	54.7
Balance at March 31, 2013	1,138.1	0.8	834.3	87.6	(31.4)	—	(1,186.1)	843.3

Balance at December 31, 2013	1,138.1	1.3	834.3	113.9	(39.4)	(2.3)	(1,188.4)	857.5

Issuance of common shares in private placement	67.6	46.7	—	—	—	—	—	114.3
Other comprehensive income	—	—	—	—	—	(0.1)	—	(0.1)
Dividend paid	—	—	—	(55.4)	—	—	—	(55.4)
Net income	—	—	—	19.9	—	0.3	—	20.2
Balance at March 31, 2014	1,205.7	48.0	834.3	78.4	(39.4)	(2.1)	(1,188.4)	936.5

See accompanying notes that are an integral part of these Consolidated Financial Statements.

North Atlantic Drilling Ltd

Notes to Unaudited Consolidated Financial Statements

Note 1 – General information

North Atlantic Drilling Ltd ("North Atlantic") is an offshore drilling contractor in the North Atlantic Area providing harsh environment drilling services to the oil and gas industry.  North Atlantic was formed as a wholly owned subsidiary of Seadrill Limited ("Seadrill" or the "Parent") on February 11, 2011, under the laws of Bermuda to acquire certain continuing businesses of Seadrill in the North Atlantic region.

As of March 31, 2014, North Atlantic owned eight offshore drilling rigs, including two drilling rigs under construction. Our fleet consists of one drillship, three jack-up drilling rigs and four semi-submersible drilling rigs (of which two were under construction). In addition we operate one harsh environment semi-submersible rig on behalf of Seadrill on a management agreement.

As used herein, and unless otherwise required by the context, the terms the "Company", "we", "Group", "our", "us" and words of similar import refer to North Atlantic and its consolidated companies. The use herein of such terms as group, organization, we, us, our and its, or references to specific entities, is not intended to be a precise description of corporate relationships.

Basis of presentation

The unaudited interim consolidated financial statements are presented in accordance with generally accepted accounting principles in the United States of America (US GAAP). The unaudited interim consolidated financial statements do not include all of the disclosures required in complete annual financial statements. These interim financial statements should be read in conjunction with our annual financial statements as at December 31, 2013. The year-end balance sheet data that was derived from our audited 2013 financial statements does not include all disclosures required by accounting principles generally accepted in the United States of America. In the opinion of management, all adjustments (consisting of normal recurring adjustments) considered necessary for a fair statement have been included. The amounts are presented in million United States dollar (US dollar), unless stated otherwise.

Significant accounting policies

The accounting policies adopted in the preparation of the unaudited interim financial statements are consistent with those followed in the preparation of our annual audited consolidated financial statements for the year ended December 31, 2013 unless otherwise included in these unaudited interim financial statements as separate disclosures.

Note 2 - Recent Accounting Pronouncements

Recently Adopted Accounting Standards

Balance sheet-Effective January 1, 2014, the Company has adopted the accounting standards update that expands on the recognition, measurement and disclosure obligations resulting from joint and several liability arrangements for which the total amount of the obligation is fixed at the reporting date, except for obligations addressed within existing guidance in U.S. generally accepted accounting principles (GAAP). The update requires measurement of the obligations resulting from joint and several liability arrangements for which the total amount of the obligation is fixed at the reporting date, as the sum of the amount the entity agreed to pay on the basis of its arrangement and any additional amount the Company expects to pay on behalf of its co-obligors. The update also requires an entity to disclose the nature, amount and other information of the obligation. The update is effective for interim and annual periods beginning on or after December 15, 2013. The adoption did not have a material effect on our consolidated financial statement.

Note 3 – Segment information

We provide harsh environment offshore drilling services to the oil and gas industry. The Company's performance is reviewed by the chief operating decision maker as one reportable segment, mobile units.

Revenues from the following customers accounted for more than 10% of the Company's consolidated revenues:

Contract revenue split by client:
	Three months period ended March 31,
	2014	2013
Statoil	46%	54%
Shell	9%	12%
ExxonMobil	19%	17%
Total	13%	9%
Faroe	13%	—
Other	—	8%
Total	100%	100%

Geographic segment data

Revenues are attributed to geographical segments based on the country of operations for drilling activities; that is, the country where the revenues are generated.  The following presents the Company's revenue by geographic area:

(In millions of US$)	Three months period ended March 31,
	2014	2013
Norway	240.2	263.1
United Kingdom	33.5	54.7
Total	273.7	317.8

As of March 31, 2014, one of the Company's drilling rigs, with a net book value of US$687.0 million, was located in United Kingdom and all other rigs were located in Norway. As of December 31, 2013, one of the Company's drilling rigs, with a net book value of US$698.0million, was located in United Kingdom and all other rigs were located in Norway. Asset location at the end of the period is not necessarily indicative of the geographic distribution of the revenues or operating profits generated by such assets during the period.

Note 4 – Taxation

Income taxes consist of the following:

(In millions of US$)	Three months period ended March 31,
	2014	2013
Current tax expense:
Foreign	(5.4)	(15.5)
Deferred tax expense:
Foreign	5.6	20.6
Amortization of tax effect on internal sale of assets	2.3	2.3
Total provision	2.5	7.4
Effective tax rate	11.0%	11.9%

The Company may be taxable in more than one jurisdiction based on its drilling rig operations. A loss in one jurisdiction may not be offset against taxable income in another jurisdiction. Thus, the Company may pay tax within some jurisdictions even though it might have an overall loss at the consolidated level.

The income taxes for the three months ended March 31, 2014 and 2013 differed from the amount computed by applying the statutory income tax rate of 0% due to operations in foreign jurisdictions with different applicable tax rates as compared to Bermuda.

(In millions of US$)	Three months period ended March 31,
	2014	2013
Amortization of tax effect on internal sale of assets	2.3	2.3
Effect of taxable income in various countries	0.2	5.1
Total	2.5	7.4

Deferred Income Taxes

Deferred income taxes reflect the impact of temporary differences between the amount of assets and liabilities recognized for financial reporting purposes and such amounts recognized for tax purposes. The net deferred tax assets (liabilities) consist of the following:

Deferred Tax Assets:

(In millions of US$)	March 31, 2014	December 31, 2013
Pension	15.4	15.4
Contracts and Long term maintenance	1.6	1.0
Loss carry forward	4.6	2.9
Gross deferred tax asset	21.6	19.3

Deferred Tax Liability:

(In millions of US$)	March 31, 2014	December 31, 2013
Long term maintenance	39.1	32.9
Tax depreciation	0.4	0.4
Pensions	5.0	2.4
Gross deferred tax liability	44.5	35.7

Net deferred tax asset/(liability)	(22.9)	(16.4)

Net deferred taxes are classified as follows:

(In millions of US$)	March 31, 2014	December 31, 2013

Short-term deferred tax asset	4.6	2.9
Long-term deferred tax asset	17.0	16.4
Long-term deferred tax liability	(44.5)	(35.7)
Net deferred tax assets/(liability)	(22.9)	(16.4)

As of March 31, 2014, deferred tax assets related to net operating loss  ("NOL") carryforwards was US$4.6 million, which can be used to offset future taxable income. NOL carryforwards were generated in the United Kingdom and will not expire.

Note 5 – Earnings per share

Basic earnings per share ("EPS") are based on the weighted average number of shares outstanding during the period. Diluted EPS includes the effect of the assumed conversion of potentially dilutive instruments.

The components of the numerator for the calculation of basic and diluted EPS are as follows:

(In millions of US$)	Three months period ended March 31,
	2014	2013
Net income available to stockholders	19.9	54.7
Effect of dilution	—	—
Diluted net income available to stockholders	19.9	54.7

The components of the denominator for the calculation of basic and diluted EPS are as follows:
(In millions of US$)	Three months period ended March 31,
	2014	2013
Basic earnings per share:
Weighted average number of common shares outstanding	236.9	227.6

Diluted earnings per share:
Weighted average number of common shares outstanding	236.9	227.6
Effect of dilution	0.3	—
Diluted numbers of shares	237.2	227.6

Basic earnings per share (US$)	0.08	0.24
Diluted earnings per share (US$)	0.08	0.24

Note 6 – Accounts receivable

Accounts receivable are presented net of allowances for doubtful accounts. The allowance for doubtful accounts receivables at March 31, 2014 was US$8.9 million (December 31, 2013: US$22.0 million).

The Company did not recognize any bad debt expense in 2014 and 2013, but has instead reduced contract revenue for the disputed amounts.

Note 7 – Other current assets

(In millions of US$)	March 31, 2014	December 31, 2013

Reimbursable amounts due from customers	6.9	10.0
Deferred tax effect of internal transfer of assets – current portion	9.1	9.1
Loan fees – short-term portion	7.9	5.9
Prepaid expenses	3.2	4.8
Derivative financial instruments (1)	7.4	6.2
VAT receivables	9.4	6.7
Other	1.0	0.9
Total other current assets	44.9	43.6

(1) Derivative financial instruments consist of unrealized gain on interest rate swaps. Additional disclosure has been provided in Derivative financial instruments consist of unrealized gain on interest rate swaps. Additional disclosure has been provided in Note 18.8.

Note 8 – Newbuildings

(In millions of US$)	March 31, 2014	December 31, 2013

Opening balance at the beginning of the period	312.9	248.7
Additions	402.1	64.2
Closing balance at the end of the period	715.0	312.9

Additions relate to West Linus and West Rigel. The additions relate to final yard installment paid for West Linus, operation and preparation cost and capitalized interest expenses for both units in the three months period ending March 31, 2014.

Refer also to note 19 (Commitments and contingencies) for an overview of the maturity schedule for remaining yard installments.

Note 9 – Drilling units

(In millions of US$)	March 31, 2014	December 31, 2013

Cost	3,359.2	3,322.2
Accumulated depreciation	(992.5)	(944.4)
Net book value	2,366.7	2,377.8

Additions in 2014 primarily relate to expenditures for major additions and improvements to existing drilling rigs that extend the life of a drilling rig or increase functionality together with deferred long term maintenance expenses on existing drilling units.

Depreciation expense was US$48.1 million and US$43.5 million for the three months period March 31, 2014, and 2013, respectively.

Note 10 – Goodwill

In the three month period ended March 31, 2014 there was no change in the total carrying value of goodwill. Net book value of goodwill was US$480.6 million as of March 31, 2014 and December 31, 2013.

Note 11 – Other non-current assets

(In millions of US$)	March 31, 2014	December 31, 2013

Deferred tax effect of internal transfer of assets – net of current portion	108.9	111.1
Loan fees	21.5	14.4
Other	2.5	2.7
Total other non-current assets	132.9	128.2

Note 12 – Long-term interest bearing debt and interest expenses

As of March 31, 2014 and December 31, 2013, the Company had the following debt facilities:

(In millions of US$)	March 31, 2014	December 31, 2013

Credit facilities:
US$2,000 facility	1,341.6	1,503.4
US$475 Facility	435.0	—
Total Bank Loans	1,776.6	1,503.4

Bonds:
Bond MNOK1500	250.5	244.5
Bond US$600 million*	600.0	—
Bond, subscribed in full by related party	—	500.0
Total bonds	850.5	744.5

Loan:
Shareholder loan from related party	—	5.0
Loan provided by related party	125.0	195.0
Total interest bearing debt	2,752.1	2,447.9
Less: current portion	(206.2)	(166.7)
Less: Related party share of debt	(289.7)	(700.0)
Long-term portion of interest bearing debt	2,256.2	1,581.2
* Seadrill is the owner of 27.5% of the bond, this is presented as related party liability. See note 17 for additional information.

The outstanding debt as of March 31, 2014 is repayable as follows:

(In millions of US$)
2014	148.7
2015	214.2
2016	214.2
2017	930.7
2018	298.0
2019 and thereafter	946.3
Total debt	2,752.1

Credit facilities

On October 17, 2013, SFL Linus Ltd entered into a US$475 million secured term loan and revolving credit facility with a syndicate of banks to fund the acquisition of West Linus, which has been pledged as security. SFL Linus Ltd drew down on the loan at the delivery date of the rig, February 18, 2014. Subsequently US$40 million was repaid on the facility by Ship Finance on behalf of SF Linus Ltd through a short term parent loan as per March 31, 2014.

Bonds

On January 31, 2014, a US$600 million senior unsecured bond was issued with maturity date February 2019. The notes bear a fixed coupon of 6.25% and are due in February 2019. The net proceeds of this offering have been used to repay the $500 million Seadrill bond, including a settlement premium of $22.5 million. Seadrill is the holder of 27.5 % of the bond, which amounts to US$165 million.

For our US$600 million bond we are subject to certain financial and restrictive covenants contained in our indentures which restrict, among other things, our ability to pay dividends, incur indebtedness, incur liens, and make certain investments. In addition, these indentures contain other customary terms, including certain events of default, upon the occurrence of which, the bonds may be declared immediately due and payable.

In addition to the above, our bond indentures generally also contain restrictions which are customary for unsecured financings in this industry for similar unrated bonds, including limitations on indebtedness, payments, transactions with affiliates and restrictions on consolidation, merger and sale of assets.

Loans:

Seadrill has provided North Atlantic an unsecured revolving shareholder loan of US$85 million. The maturity date is set to January 30, 2015. As per March 31, 2014, US$0 million of the facility was drawn.

Ship Finance granted the VIE company, SF Linus Ltd, a loan of US$195 million on June 28, 2013. The maturity date is June 30, 2029.  SFL Linus Ltd repaid US$70 million and the outstanding balance as of March 31, 2014 is US$125 million.

Note 13 – Other current liabilities

(In millions of US$)	March 31, 2014	December 31, 2013

Derivative financial instruments (1)	47.7	59.4
Accrued interest expense	14.9	19.3
Accrued expense	92.2	79.2
Employee withheld taxes, social security and vacation payment	44.1	46.3
Short-term portion of deferred revenues	17.6	19.2
Total other current liabilities	216.5	223.4

(1) Derivative financial instruments consist of unrealized losses on interest rate swaps, cross currency swaps and foreign exchange rate forwards. Additional disclosure has been provided in Note 18.

Note 14 – Other non-current liabilities

(In millions of US$)	March 31, 2014	December 31, 2013

Deferred revenue	30.6	33.6
Derivative financial instruments (1)	2.4	2.3
Total other non-current liabilities	33.0	35.9

(1) Derivative financial instruments consist of unrealized losses on interest rate swaps. Additional disclosure has been provided in Note 18.

Note 15 – Share capital

All shares are common shares of US$5.00 par value each	March 31, 2014		December 31, 2013
	Shares	US$ millions	Shares	US$ millions
Authorized share capital	400,000,000	2,000.0	400,000,000	2,000.0
Issued and fully paid share capital	243,516,514	1,217.6	230,003,000	1,150.0
Treasury shares held by Company	(2,373,863)	(11.9)	(2,373,863)	(11.9)
Outstanding shares in issue	241,142,651	1,205.7	227,629,137	1,138.1

On January  29, 2014 North Atlantic Drilling completed its initial public offering in the United States by issuing US$125 million in new shares and commenced trading on the New York Stock Exchange. The offering of 13,513,514 common shares at a price of US$9.25 less a underwriting discount of US$0.555 equaled a purchase price of US$8.695 per unit. Net proceeds of the offer were US$114.3 million with IPO related expenses of US$3.2 million. The share capital element was US$67.6 million and US$46.7 million was recognized as additional paid in capital.

Note 16 – Accumulated Other Comprehensive Loss

(In millions of US$)	March 31, 2014	December 31, 2013

Actuarial loss relating to pension	(39.4)	(39.4)
Total accumulated other comprehensive loss, net of tax	(39.4)	(39.4)

For actuarial loss related to pension, the accumulated applicable amount of income taxes related to companies domiciled in Norway, where the tax rate is 27%, amounted to US$15.3 million at March 31, 2014 (December 31, 2013 US$15.3 million).

Note 17 – Related party transactions

The Company transacts business with the following related parties, being companies in which our principal shareholders Hemen Holding Ltd and Farahead Investments Inc (hereafter jointly referred to as "Hemen") and companies associated with Hemen have a significant interest:

- Seadrill

- Ship Finance International Limited ("Ship Finance")

- Frontline Management (Bermuda) Limited ("Frontline")

- Archer Limited ("Archer")

The Company has entered into the following significant agreements with related parties:

Seadrill Limited transactions

Bond:

US$500 million bond.
Seadrill is the holder of all of the bonds in the US$500 million bond. The bond was entered into in April 2011 with a coupon of 7.75% per annum payable semi-annually in arrears. The bond was repaid on January 31, 2014, including a settlement premium of US$22.5 million, which was settled in cash .Charged interest relating to the bond for the three months ended March 31, 2014 and 2013 amounted to US$3.2 million and US$9.6 million, respectively.

US$600 million bond
Seadrill is the holder of 27.5% of the US$600 million bond, which amounts to US$165 million. The bond was entered into in January 2014 with a fixed coupon of 6.25% and matures in February 2019. Interest charged for the three months ended March 31, 2014 was US$1.6 million.

US$85 million Revolving Credit Facility:
Seadrill has provided North Atlantic an unsecured revolving credit facility of US$85 million.The maturity date is January 30, 2015. The interest is Libor plus 3.00% per annum.  Aggregate drawdowns and repayments on this facility during the three months period ended March 31, 2014 were US$0 million and US$5 million, respectively.  At March 31, 2014, the Company had drawn US$0 million from the facility.

$27.5 million Loan Facility:
Seadrill provided North Atlantic an unsecured loan facility of US$27.5 million during 2012. The interest is fixed at 4.0% per annum. The loan was settled in full on June 30, 2013, due to the sale of Seadrill Norge AS. For the three months ended, March 31, 2013, the Company was charged US$0.3 million in interest for the loan.

Performance guarantees:
Seadrill provides performance guarantees in connection with the Company's drilling contracts, and charges the Company an annual fee of 1% of the guaranteed amount to provide these guarantees. The total amount of such guarantees was $250 million at March 31, 2014 and US$300 million at March 31, 2013. The incurred fee was US$0.6 million and US$0.8 million for the three months ended March 31, 2014 and 2013, respectively. The Company has agreed to reimburse Seadrill for all claims made against Seadrill under the performance guarantees.

Operation and Management of the West Hercules
The West Hercules, a harsh environment, semi-submersible drilling rig, is owned by a wholly-owned subsidiary of Ship Finance, a related party, and is controlled by Seadrill through a bareboat charter agreement that expires in 2023. Until October 31, 2013, we operated and managed this rig pursuant to an operational bareboat charter agreement that we entered into with Seadrill in July 2012. We have subsequently entered into a management agreement with Seadrill which replaced the bareboat charter agreement effective from November 1, 2013, pursuant to which we continue to operate and manage the West Hercules while it is employed under the drilling contract with Statoil.

Seadrill has charged North Atlantic Drilling a charter hire fee of US$12.6 million under the Bareboat Charter Agreement for the period from commencement date at January 31, 2013 until March 31, 2013.  North Atlantic Drilling has charged Seadrill US$7.2 million for its share of mobilization costs and US$47.3 million for its share of mobilization revenue in the three month period ended March 31, 2013.

Under the management agreement, North Atlantic has charged Seadrill a management fee of US$2.4 million and crew costs of US$13.5 million for three months ended March 31, 2014..

Archer Engineering Services:
North Atlantic received engineering services from subsidiaries of Archer Ltd. The charged amount was less than US$1 million and US$1.2 million for the three months period ended March 31, 2014 and 2013, respectively. Archer Ltd. is a company in which Seadrill Limited is a large shareholder.

Management services:
North Atlantic Management provides all day-to-day management functions to the Company and its subsidiaries in accordance with the terms of the General Management Agreement.

North Atlantic Management has contracted in senior management services from Seadrill Management Ltd  and Seadrill Management AS in accordance with the terms of the Services Agreement. The agreement can be terminated by either party at one month's notice. In consideration of the services provided to us, we paid Seadrill a fee that includes the operating costs attributable to us plus a margin of 5% and, effective as of January 2013, we pay Seadrill a fee that includes the operating costs attributable to us plus a margin of 8%. For the three month period ended March 31, 2014 and 2013, Seadrill had charged North Atlantic Management a total fee of US$5.8 million and US$5.5 million, respectively, for providing the services under the Services Agreement.

The Company and its subsidiaries incorporated in Bermuda receive corporate secretarial and certain other administrative services applicable to the jurisdiction of Bermuda from Frontline Management (Bermuda) Ltd.

The fee was US$0.2 million and less than US$0.1 million for the three month period ended March 31, 2014 and 2013, respectively.  Frontline Management (Bermuda) Ltd. is a wholly owned subsidiary of Frontline Ltd., a company in which Hemen Holding Limited is a large shareholder.

Ship Finance transactions:

Sale and leaseback contract:
The Company entered into sale and leaseback transaction with Ship Finance for the newbuild jack-up rig, West Linus, in June 2013. The total consideration is US$600 million, The West Linus is chartered back to North Atlantic on a bareboat charter in a periode of 15 years, wherein North Atlantic has been granted four purchase options.

West Linus was delivered from the yard at February 18, 2014. Ship Finance has an option to sell the rig back to North Atlantic at the end of the charter period.

Seadrill has granted a guarantee in the principal amount of up to US$525 million issued in favor of Ship Finance, which will become payable in the event that the West Linus is not unconditionally accepted by the charterer by June 30, 2014. The guarantee given by Seadrill commenced on February 13, 2014. See note 21 (Subsequent event) for additional information.

At March 31, 2014, the unit is reported under Newbuildings in the Company's balance sheet. Additional disclosure about the VIE has been provided in Note 20.

US$125 million Loan Facility:
Ship Finance granted the VIE company, SFL Linus Ltd, an unsecured loan of US$195 million on June 28, 2013 to be repaid at the earlier of June 30, 2029 or date of sale of the West Linus rig. The loan did not bear interest until the rig was delivered from the yard. At March 31, 2013 the loan is reduced to US$125 million and charged interest was US$0.7 million. The interest is 4.5% per annum. The proceeds of this loan was used to finance the acquisition of the West Linus. The loan is presented as long term debt to related parties on our balance sheet on March 31, 2014.

US$475 million Loan Facility:
On October 17, 2013, SFL Linus Ltd entered into a US$475 million secured term loan and revolving credit facility with a syndicate of banks to fund the acquisition of West Linus, which has been pledged as security. SFL
Linus Ltd drew down on the loan at the delivery date of the rig, February 18, 2014. Subsequently US$40 million was repaid on the facility by Ship Finance on behalf of SF Linus Ltd through a short-term parent loan as per March 31, 2014.

Related Party Balances:

(In millions of US$)	March 31, 2014	December 31, 2013
Receivables
Seadrill Ltd	0.8	0.1
Seadrill Offshore AS	27.6	4.5
Seadrill Management AS	—	1.2
Seadrill Management AS	2.1	—
Total receivables	30.5	5.8

Payables
Seadrill Insurance Ltd	1.1	3.8
Seadrill Management Ltd (UK)	2.2	2.9
Seadrill Deepwater Units Pte Ltd	4.7	6.1
Other Seadrill subsidiaries	0.2	0.2
Ship Finance International	41.6	0.0
Total payables	49.8	13.0

Non-current shareholder loan from Seadrill Ltd	—	5.0
US$600 Bond, Seadrill Ltd share 27.5%	164.7	—
Bond loan, subscribed in full by Seadrill Ltd	—	500.0
Non-current related party loan from Ship Finance	125.0	195

Receivables and payables with related parties arise when the Company pays an invoice on behalf of a related party and vice versa. Receivables and payables are generally settled monthly in arrears.

Amounts due to and from Seadrill Limited and its subsidiaries under business operations are unsecured, interest-free and intended to be settled in the ordinary course of business.

Interest and commitment fee charged relating to the shareholder loan to Seadrill for the three months ended March 31, 2014 and 2013 amounted to US$0.3 million and US$0.6 million, respectively.

Note 18 – Risk management and financial instruments

The majority of our gross earnings from drilling rigs are receivable in U.S. dollars and the majority of our other transactions, assets and liabilities are denominated in U.S. dollars, the functional currency of the Company. However, the Company has operations and assets in countries with currency other than U.S. dollars and incurs expenditures in other currencies, causing its results from operations to be affected by fluctuations in currency exchange rates. The Company is also exposed to changes in interest rates on floating interest rate debt. There is thus a risk that currency and interest rate fluctuations will have a negative effect on the value of the Company's cash flows.

Interest rate risk management

The Company's exposure to interest rate risk relates mainly to its floating interest rate debt and balances of surplus funds placed with financial institutions. This exposure is managed through the use of interest rate swaps. The Company's objective is to obtain the most favorable interest rate borrowings available without increasing its foreign currency exposure. Surplus funds are generally placed in fixed deposits with reputable financial institutions, yielding higher returns than are available on overnight deposits in banks. Such deposits generally have short-term maturities, in order to provide the Company with flexibility to meet all requirements for working capital and capital investments. The extent to which the Company utilizes interest rate swaps and other derivatives to manage its interest rate risk is determined by the net debt exposure.

Interest rate swap agreements not qualified for hedge accounting

At March 31, 2014, the Company had interest rate swap agreements with an outstanding principal amount of US$1,300 million (December 31, 2013: US$1,100 million), principal amount of US$1,100 million were entered into after the Company commenced operations as a standalone entity on  April 1, 2011, and principal amount of US$200.0 million was entered into in February 2014 with forward start in March 2016. The agreements do not qualify for hedge accounting, and accordingly any changes in the fair values of the swap agreements are included in the consolidated statement of operations under "income/loss on derivative financial instruments." The total fair value of the interest rate swaps outstanding at March 31, 2014 amounted to a liability of US$40.1 million and a asset of US$5.8 million (December 31, 2013:  liability US$45.3 and asset US$5.4 million).

 The Company did not enter into any other new swap agreements not qualified as hedge accounting, nor change any existing swap agreements, in the three months period ended March 31, 2014.

The Company's interest rate swap agreements as of March 31, 2014 were as follows:

Outstanding principal	Receive rate	Pay rate	Length of contract
(In US$ millions)
200	3 month LIBOR	2.14%	May 2011 - Jan 2016
200	3 month LIBOR	2.14%	May 2011 - Jan 2016
100	3 month LIBOR	2.74%	May 2012 - May 2017
200	3 month LIBOR	2.57%	June 2012 - June 2017
100	3 month LIBOR	2.56%	June 2012 - June 2017
100	3 month LIBOR	2.17%	Aug 2012 - Aug 2017
100	3 month LIBOR	2.17%	Aug 2012 - Aug 2017
100	3 month LIBOR	1.15%	Dec 2012 – Dec 2019
200	3 month LIBOR	2.92%	Mar 2016 - Mar 2021

Interest rate hedge accounting

The Ship Finance subsidiary consolidated by the Company as a VIE (refer to Note 20 - Variable Interest Entities) has entered into interest rate swap agreements in order to mitigate its exposure to variability in cash flows for future interest payments on the loan taken out to finance the acquisition of West Linus. These interest rate swaps qualify for hedge accounting and any changes in their fair value are included in "other comprehensive income". Below is a summary of the notional amount, fixed interest rate payable and duration of the interest rate swaps.

Variable interest entity	Outstanding principal	Receive rate	Pay rate	Length of contract
	(in US$ Millions)
SFL Linus Ltd (West Linus)	237.5	3 month LIBOR	1.77%	Dec 2013 - Dec 2018
SFL Linus Ltd (West Linus)	4.0	1 month LIBOR	2.01%	Mar 2014 - Oct 2018
SFL Linus Ltd (West Linus)	4.0	1 month LIBOR	2.01%	Mar 2014 - Nov 2018

In the three month period ended March 31, 2014, the above VIE Ship Finance subsidiary recorded fair value loss of US$US$0.1 million on interest rate swaps. This loss was recorded by the VIE in "other comprehensive income" but due to its ownership by Ship Finance this loss is allocated to "Non-controlling interest" in our statement of changes in equity.

Any change in fair value resulting from hedge ineffectiveness is recognized immediately in earnings. The VIE, and therefore North Atlantic, did not recognize any gain or loss due to hedge ineffectiveness in the consolidated financial statements during the three month periods ended March 31, 2014.

Cross currency interest rate swaps not qualified for hedge accounting

At March 31, 2014 we had outstanding cross currency interest rate swaps with a principal amount of US$253.5 million (December 31, 2013: US$253.5 million). These agreements, entered into in October 2013, do not qualify for hedge accounting and accordingly any changes in the fair values of the swap agreements are included in the Consolidated Statement of Operations under " income/(loss) on derivative financial instruments". The total fair value of cross currency interest rate swaps outstanding at March 31, 2014 amounted to a liability of US$7.3 million (December 31, 2013: asset US$13.1 million). The fair value of the cross currency interest rate swaps are classified as other current liabilities in the balance sheet.

Foreign currency risk management

The Company uses foreign currency forward contracts to manage its exposure to foreign currency risk on certain assets, liabilities and future anticipated transactions. Such derivative contracts do not qualify for hedge accounting treatment and are recorded in the balance sheet under other current assets if the contracts have a net positive fair value, and under other short-term liabilities if the contracts have a net negative fair value. At March 31, 2014, the Company had forward contracts to sell US$80 million between April 2014 and August 2014 at exchange rates ranging from NOK5.97 to NOK6.18 per US dollar. The total fair value of currency forward contracts at March 31, 2014 amounted to an asset of US$1.6 million and a liability of US$0.2 million (December 31, 2013: asset US$0.8 million and liability US$1 million).

Credit risk

The Company has financial assets, including cash and cash equivalents, restricted cash, other receivables and certain amounts receivable on derivative instruments, mainly forward exchange contracts and interest rate swaps. These assets expose the Company to credit risk arising from possible default by the counterparty. The Company considers the counterparties to be creditworthy financial institutions and does not expect any significant loss to result from non-performance by such counterparties. The Company, in the normal course of business, does not demand collateral. The credit exposure of interest rate swap agreements and foreign currency contracts is represented by the fair value of contracts with a positive fair value at the end of each period, reduced by the effects of master netting agreements. As of March 31, 2014 there is no netting based on the master netting agreements. It is the Company's policy to enter into master netting agreements with the counterparties to derivative financial instrument contracts, which give the Company the legal right to discharge all or a portion of amounts owed to a counterparty by offsetting them against amounts that the counterparty owes to the Company.

Fair values

The carrying value and estimated fair value of the Company's financial instruments at March 31, 2014 and December 31, 2013 are as follows:

	March 31, 2014		December 31, 2013
(In millions of US$)	Fair value	Carrying value	Fair value	Carrying value

Cash and cash equivalents	114.0	114.0	84.1	84.1
Restricted cash	8.9	8.9	25.3	25.3
Current portion of long-term debt	206.2	206.2	166.7	166.7
Long-term interest bearing debt	2,248.7	2,256.2	1,581.2	1,581.2
Related party debt	287.3	289.7	728.4	700.0

Financial instruments that are measured at fair value on a recurring basis:

		March 31, 2014		December 31, 2013
(In millions of US$)	Fair value hierarchy	Fair value	Carrying value	Fair value	Carrying value
Assets
Currency forward contracts	Level 2	1.6	1.6	0.8	0.8
Interest rate swaps	Level 2	5.8	5.8	5.4	5.4

Liabilities
Currency forward contracts	Level 2	0.2	0.2	1.0	1.0
Interest rate swaps	Level 2	42.6	42.6	45.3	47.6
Cross Currency Swap	Level 2	7.3	7.3	13.1	13.1

US GAAP emphasizes that fair value is a market-based measurement, not an entity-specific measurement, and should be determined based on the assumptions that market participants would use in pricing the asset or liability. As a basis for considering market participant assumptions in fair value measurements, US GAAP establishes a fair value hierarchy that distinguishes between market participant assumptions based on market data obtained from sources independent of the reporting entity (observable inputs that are classified within levels one and two of the hierarchy) and the reporting entity's own assumptions about market participant assumptions (unobservable inputs classified within level three of the hierarchy).

Level one input utilizes unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Level two inputs are inputs other than quoted prices included in level one that are observable for the asset or liability, either directly or indirectly. Level two inputs may include quoted prices for similar assets and liabilities in active markets, as well as inputs that are observable for the asset or liability, other than quoted prices, such as interest rates, foreign exchange rates and yield curves that are observable at commonly quoted intervals. Level three inputs are unobservable inputs for the asset or liability, which are typically based on an entity's own assumptions, as there is little, if any, related market activity. In instances where the determination of the fair value measurement is based on inputs from different levels of the fair value hierarchy, the level in the fair value hierarchy within which the entire fair value measurement falls is based on the lowest level input that is significant to the fair value measurement in its entirety. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the asset or liability.

The fair values of interest rate swaps, cross currency swaps and forward exchange contracts are calculated using the income approach, discounting of future contracted cash flows on LIBOR and NIBOR interest rates.

As of March 31, 2014 and December 31, 2013 liabilities or assets related to financial and derivative instruments are presented at gross amounts and have not been presented net because we do not have the right of offset. The amounts are included in our fair value table above.

The carrying value of cash and cash equivalents, which are highly liquid, and restricted cash, is a reasonable estimate of fair value and categorized at level 1 on the fair value measurement hierarchy.

The fair value of the current and long-term portion of floating rate debt is estimated to be equal to the carrying value since it bears variable interest rates, which are reset regularly and usually in the range between every 1 to 6 months. This debt is not freely tradable and cannot be purchased by the Company at prices other than the outstanding balance plus accrued interest. We have categorized this at level 2 on the fair value measurement hierarchy.

The fair value of the US$600 million bond at March 31, 2014 is based at the price it is trading at. We have categorized this at level 1 on the fair value measurement hierarchy.

Note 19 – Commitments and contingencies

Purchase Commitments

As of March 31, 2014, we had one contractual commitment under a newbuilding contract. The contract is for one semi-submersible rig which is scheduled to be delivered in Q1 2015.

The maturity schedule for the remaining payments is as follows:

(In millions of US$)
2014	—
2015	454.4
Total	454.4

Legal Proceedings:

The Company currently has no outstanding legal proceeding it considers material.

Note 20 - Variable Interest Entity (VIE)

As of March 31, 2014, the Company leased a newbuild jack-up rig from VIE under a finance lease. The shares in North Atlantic Linus Ltd, that owned the newbuild jack-up rig, was sold by the Company to Ship Finance Ltd on June 30, 2013, while the West Linus rig was simultaneously leased back by the Company on a bareboat charter contract for a term of 15 years. The Company has four options to repurchase the unit during the charter period, and an obligation to purchase the asset at the end of the 15 year lease period. The following table gives a summary of the sale and leaseback arrangement, as of March 31, 2014:

Unit	Effective from	Sale value (in US$ millions)	First repurchase option (in US$ millions)	Month of first repurchase option	Last repurchase option (in US$ millions)	Month of last repurchase option

West Linus	June 2013	600	370	On the 5th anniversary*	170	On the 15th anniversary*
* Anniversaries of the Drilling Contract Commencement Date

Ship Finance has a right to require North Atlantic to purchase the rig on the 15th anniversary for the price of US$100 million if North Atlantic doesn't exercise the final repurchase option.

The Company has determined that the Ship Finance subsidiary, which owns the rig, is a variable interest entity (VIE), and that North Atlantic is the primary beneficiary of the risks and rewards connected with the ownership of the rig and the charter contract. Accordingly, the VIE is consolidated in our financial statements. The Company did not record any gain or loss from the sale of the shares, as the assets and liabilities continued to be reported at its original cost in the Company's balance sheet at the time of the transaction. At March 31, 2014, the asset is reported under Newbuildings in the Company's balance sheet. Refer also to note 17 (Related party transactions) for additional details about the sales and leaseback contract.

The bareboat charter rate is set on the basis of a Base LIBOR Interest Rate for the bareboat charter contract, and thereafter adjusted for differences between the LIBOR fixing each month and the Base LIBOR Interest Rate for the contract. A summary of the bareboat charter rate per day is given below. The amounts shown are based on the Base LIBOR Interest Rate.

(In thousands of US$)

Unit	Base LIBOR interest rate	From delivery date until commencement date	2014	2015	2016	2017	2018

West Linus	1%	85	222	222	222	222	222

The assets and liabilities in the accounts of the VIE as at March 31, 2014 are as follows:
	March 31, 2014	December 31, 2013
(In millions of US$)	SFL Linus Ltd	SFL Linus Ltd

Related party receivables	3.6	—
Total current assets	3.6	—

Newbuildings	600.0	195.0
Total non-current assets	600.0	195.0

Total assets	603.6	195.0

Current position of long-term debt	39.6	—
Short-term related party liability	41.6	—
Accrued expenses	1.6	—
Total current liability	82.8	—

Interest bearing debt	395.4	—
Related party liability	125.0	195
Derivative instruments - payable	2.5	2.3
Total non-current liabilities	522.9	197.3

Accumulated Other Comprehensive Income	(2.4)	(2.3)
Retained earnings	0.3	—
Total stockholders' equity	(2.1)	(2.3)

Total liabilities and stockholders' equity	603.6	195.0

Book value of the unit in the Company's consolidated accounts	561.4	162.0

Note 21 - Subsequent Events

On May 25, 2014, West Linus commenced operations. As such, the guarantee granted by Seadrill has now lapsed.